SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-09-14
Your date

Our reference

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB Nomination Committee for annual General Meeting on May 4, 2010, dated 10 September 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 10/29

cusip number 800 212 201

SANDVIK

Press Release

Sandvik AB – Nomination Committee for Annual General Meeting on 4 May 2010

At Sandvik AB's Annual General Meeting on 28 April 2009, it was resolved that the company shall have a Nomination Committee comprising one representative for each of the four principal shareholders, together with the Chairman of the Board (convenor). In addition, the Nomination Committee has the possibility to call in one co-opted member to the Nomination Committee from the Board members if required. At the time of the formation of the Nomination Committee, the ownership conditions shall determine which shareholders are the principal shareholders based on the information received from Euroclear Sweden AB on the last banking day in August 2009. The composition of the Nomination Committee shall be announced publicly as soon as it is appointed. The Chairman of the Nomination Committee shall be the member representing the largest shareholder. The term of the Nomination Committee extends until the next Nomination Committee is appointed.

The Nomination Committee shall prepare proposals regarding the Chairman of the Meeting, the number of Board members, fees to be paid to the Board members and auditors, the Board members and Board Chairman, and how the Nomination Committee shall be elected for the 2011 Annual General Meeting and the duties of that Nomination Committee.

The Nomination Committee has now been appointed and comprises the following members:

Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
Håkan Sandberg, Handelsbanken's Pension Foundation and Pension Fund
Staffan Grefbäck, Alecta Pension Insurance
Marianne Nilsson, Swedbank Robur Funds
Clas Åke Hedström, Sandvik's Board Chairman

Shareholders wishing to present proposals to the Nomination Committee for the 2010 Annual General Meeting can submit them to the Nomination Committee's secretary Bo Severin (Sandvik's Chief Counsel) by post: Sandvik AB, Attn: Bo Severin, SE-811 81 Sandviken, Sweden, or by e-mail: bo.severin@sandvik.com.

Information about the Annual General Meeting is available on the company website: www.sandvik.se or www.sandvik.com.

Sandviken, 10 September 2009

Sandvik AB (publ)

Clas Åke Hedström
Board Chairman and convening authority for the Nomination Committee